SEC SBSD: Senior officer Certification



EVIDENCE TO SUPPORT CCO SIGN-OFF

October 2021

1. Background

MUFG Securities EMEA plc (MUSE), has elected to register as a Security Based Swap Dealer with the US SEC. This regulation falls under the Dodd-Frank swap regulation, and covers the product set not included in the CFTC Swap Dealer regime, namely Security Based Swaps.

Part of the registration documentation is the completion of form SBSE-C (attached in the Appendices), in which MUSE's Chief Compliance Officer (CCO) is to provide signed certification of MUSE's compliance to the SEC Security Based Swap Dealer regulations, and to provide a document that outlines how the CCO has been able to evidence compliance to the SEC SBSD regulation, and relies upon this to be able to complete the Senior officer Certification (Form SBSE-C). This document outlines the approach to being able to evidence compliance to the SEC SBSD regulation.

OUTLINE OF THE SEC REQUIREMENT

The MUSE CCO is required to complete the following certification, and submit to the SEC upon application as a SBSD:

I certify that -

(1) after due inquiry, I have reasonably determined that the applicant has developed and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and the rules thereunder, and

(2) I have documented the process by which I reached such determination.

This document outlines how the CCO can gain comfort that MUSE is compliant with the SEC Security Based Swap regulation.

APPROACH TO EVIDENCING COMPLIANCE:

MUSE's approach to evidencing compliance to the SEC SBSD regulation has been primarily informed by the Traceability Matrices, as produced by external Legal counsel. These map the SEC regulation against the CFTC Swap Dealer (SD) regulation to identify any areas of primary regulatory delta across the 2 Dodd Frank swap regimes. [Desks brought into scope under the SEC SBSD regulation (previously not in scope for CFTC) to update desk procedures in-line with the Business conduct requirements, and additional training to be provided.]

MUSE as a registered SD, is already compliant with the CFTC SD regulatory regime, and thus can focus on the areas of regulatory delta between the 2 regimes.

In addition to this, our UK regulator has requested and been granted substituted compliance (under the UK regulatory regime) for defined areas of regulation. The SEC the published the final order in July 2021.

The approach to the compliance evidencing is thus informed by a risk-based approach, in the following order of priority:

MUFG

Risk	Risk item	Evidencing
1.	Areas where no relief, or sub comp is in place, and no other identified process is in place	New or updated policies and procedures, including evidence of the implementation for day one compliance
2.	Areas where no relief is available, but where we have coverage under the SD framework	Update existing DF- Swap Dealer policies and procedures
3.	Areas that fall under substituted compliance, as defined in the SEC final UK order)	No update required – except under BAU bi-annual review

The intention is to take the Traceability Matrix (TM), identify where there is a regulatory delta between the two US Dodd-Frank swap regulatory regimes, then to overlay the UK sub comp order, which will then highlight the remainder which will be the regulatory piece that we need to provide evidence of compliance. This will be evidenced in the relevant TM, and informed either by policies or applicable procedures, controls and in some areas (namely regulatory reporting), where a technology solution Business Requirement Document, Functional requirements and applicable testing, will be mapped into the TM, in addition to updated procedures.

To enable the CCO to sign-off that MUSE is compliant with the SEC rules, where substituted compliance is not available, or where a condition/ carve out has been identified by the SEC, or where we do not have coverage in place via an other regulatory regime requirements (EMIR, CFTC-SD), these regulatory gaps have been identified via the TM, and mapped to Functional Control owners, who have updated their applicable policies and / or procedures to close out the identified gaps. Each Functional owner has provided an attestation to the implementation of any such required change.

MUSE Legal have reviewed the UK final substituted compliance order, and provided analysis on which areas, and regulatory citations MUSE is able to apply substituted compliance and in addition the specific regulatory citations that have been carved out and or any additional conditions to be applied to enable MUSE to avail itself of the substituted compliance order. (See appendix 2 & 3)

The list of Cleary Gottlieb provided traceability matrices and regulation areas these cover, are listed below, point to note that MUSE did not request the TM's for Capital and Margin topics, as these are covered by the UK substituted compliance order:

List of CG provided traceability matrices (TM)

Ref #	Title	Sub Comp
Cleary_01_SBSD	Further Definitions and Cross Border	No
Cleary_03_SBSD	Registration Process for SBSD	No
Cleary_04_SBSD	Applications for Statutory Disqualified APs	No
Cleary_05_SBSD	Business Conduct	Some areas
Cleary_09_SBSD	Segregation	No, omnibus exemption_ no clearing SBS on behalf of clients
Cleary_10_SBSD	Recordkeeping	Yes, with conditions

MUFG

Cleary_12_SBSD	Trade Acknowledgment	Yes
Cleary_13_SBSD	Risk Mitigation Techniques	Yes, with limited restrictions
Cleary_14_SBSD	Regulation SBSR Reporting	No

o   *Note*: Margin and Capital TMs were not requested due to being covered by UK substituted compliance order.

A Compliance folder will be created in which to house all the relevant TM, and allied documentary evidence upon which the CCO will rely to be able to complete the SoC. Directory S:\Compliance\02 Advisory\SBSD\TM

UK proposed substituted compliance order:

#	Topic	Substituted Compliance (Final)
1	**Risk Control**	
	Margin	Granted with conditions re exempt counterparties
	Capital	Granted with conditions
	Trade Acknowledgement & Verification	Granted
	Portfolio Reconciliation	Granted with conditions
	Portfolio Compression	Granted
	Trading Relationship Documentation	Granted with conditions
2	**Record-Keeping & Reporting**	Granted with conditions
3	**Internal Supervision and compliance**	
	Compliance Reports	Granted with conditions
	Supervision	Granted with conditions
4	**Counterparty protection**	Granted with conditions
	Suitability	Granted with conditions
	Daily Mark Disclosure	Granted with conditions (Sub Comp assessed to be non-applicable)
	Clearing rights disclosures	Not granted
	Suitability	Granted with exclusion
5	**Financial Reporting**	
	Unaudited reports	Granted with conditions
	Audited reports	Granted with conditions

This presentation should not be viewed as a 'personal recommendation' within the meaning of the Financial Conduct Authority rules.

MUFG

6	**Margin**	Granted with conditions
7	**Capital**	Granted with conditions

The SEC has proposed the following exclusions/ conditions: (high-level description of the exclusions)

- **Margin –** exempt counterparties under SEC rules not EMIR (18a-3)

- **Capita**l – minimum capital requirements (SEC rules to define this computation)

- **Trading Relationship Documentation** – certain disclosure-related provisions for transactions with U.S. counterparties

- **Portfolio Reconciliation and Dispute Reporting** – to report counterparty valuation disputes direct to the SEC

- **Internal Supervision** – Firms' internal supervision frameworks must also promote compliance with certain residual U.S. requirements and the conditions to the proposed order

- **Compliance Reports** – Firms must provide compliance reports directly to the Commission

- **Suitability** – The firm's counterparty must be treated as a "per se professional client" under UK requirements and must not be a "special entity" as defined in Exchange Act section 15F(h)(2)(C) and Exchange Act rule 15Fh-2(d)

- **Daily Mark Disclosure** – The firm must be required to reconcile SBS portfolios, on each business day

- **Record Making / Record-Keeping / Record Preservation** – specific exclusions detailed

- **Audited/ un-Audited Reports** – as reported to UK authorities to be reported to the SEC, including any notifications provided to UK regulators

The above conditions/ exclusions have been assigned functional owners, who will implement procedural changes within their areas to ensure compliance with the SEC defined conditions/ exclusion to the UK substituted compliance order. (See Appendix 2 & 3).

The functional area owners, will provide sign-off to the CCO that updated relevant policies and procedures have been completed and implemented (See appendix 3).

Compliance validation

In addition to the above approach, the Compliance department are performing a sample based substituted compliance validation exercise.

APPENDICES

1. SEC form SBSE-C:



formsbse-c.pdf

This presentation should not be viewed as a 'personal recommendation' within the meaning of the Financial Conduct Authority rules.

MUFG

2. Legal review of UK substituted compliance final order



Active_143759324_6
_SEC Substituted Co

MUFG

3. SoC sign-off dependencies:

TM	Area not covered by SC	Gap	Remediation/ Action required	Confirmed Owner	Registration dependency	Status/ Completion date
Business Conduct	Disclosure regarding clearing rights.	SBSD specific disclosures required	Included together with other pre-trade SBSD disclosures. To be communicated by: 1 – MUFG web page	(CMP Advisory)	Y	Completed
	Disclosure regarding legal & bankruptcy status		2 – communication by CMS to existing clients in advance of the go-live date and for new clients, once onboarding is completed.	(CMS)	Y	Completed
Business Conduct	SBS have to be marked to market/model and made available to the counterparty on a daily basis..	Sub Comp available but not applicable - as not performing daily reconciliation	SBS typologies covered under the existing framework utilized for CFTC marks. Confirmation that SBS counterparties are included in scope, receive valuation emails from the Client Portal.	(Operations)	Y	Completed
Business Conduct	Completion of the: SDL ISDA SBS protocol	Additional disclosure required from in-scope counterparties	Additional disclosures required (SDL) ISDA SBS protocols to be adhered to or long form	(CMS)	Y	Completed
Segregation	Omnibus exemption applies - except for: Notification to the client of right to segregation	Update CFTC framework to include SBSD	Update IM Segregation policy for CFTC to cover SBSD typologies	(CMP Advisory)	Y	Completed
			Initial client notification included with MUSE on boarding details	(CMS)	Y	Completed
Segregation	Omnibus exemption applies: except for Quarterly Segregation procedure updated to include SBSD clients and typologies.	Update CFTC framework to include SBSD	Update CFTC QTN procedure to include SBSD	(CMP Advisory)	Y	Completed

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Record Keeping	Areas where sub comp has been carved out: 18a-5(a) 9, 13, 14, 15	As per TM	SBSD specific policy enhancements	(CMP Advisory)	Y	Completed
Regulatory Reporting	All applicable rules	As per TM	RR policy updated to include SBS products	(Operations)	Y	Preparation in place for materially accurate reporting by 7/11 Policy updated
Statutory dis-qualified APs	No SC	New AP form, New AP scope	Central Compliance: * New AP form * updated SBS AP procedures	(Central Compliance)	Y	Completed
Margin	SEC exempt counterparties		VM docs to be completed with Affiliates and small list of cps	Project - to identify CMS out-reach re SDL Legal - negotiate CSA as required	N FO impact	Completed based on NAL: Extension to Dec 31 2021
Capital	Minimum capital test	Minimum capital test	Finance to provide test, and framework to substantiate numbers provided	Finance	Y	Completed based on NAL: Extension to Dec 31 2021

MUFG

4,   MUSE Legal review of SEC final UK substituted compliance order:

	General Conditions	Legal Comments
Covered Entity	In order to apply substituted compliance, an entity must satisfy the following conditions (a "**Covered Entity**"): (i) a registered security-based swap dealer or major security-based swap participant registered with the SEC (a "**SBS Entity**"); (ii) non-U.S. Person; (iii) a "MiFID investment firm" or "third country investment firm," as defined by the FCA and that has permission from the FCA or PRA under Part 4A of the UK's Financial Services and Markets Act 2000 to carry on regulated activities relating to investment services and activities in the UK; and (iv) is supervised by the FCA under the fixed supervision model and (if applicable) the PRA as a Category 1 firm.	Please note that MUS(EMEA) must be a registered SBS Entity and satisfy the other conditions of a Covered Entity.
Applicable UK Law Requirements	The Covered Entity must <u>comply with</u> the applicable UK law requirements.	If MUS(EMEA) is not required under the relevant UK laws to comply with a particular UK Law requirement, it will not be permitted to apply substituted compliance in respect of that specific requirement unless it elects to comply with that requirement.
UK Regulated Activities	The security-based swap activities must (i) constitute regulated activities and/or business as defined in, and satisfy all other requirements of,	MUS(EMEA) should ensure that its security-based swap activities fall within the scope of its authorisation.

MUFG

	the applicable UK law provisions; (ii) fall within the scope of the Covered Entity's authorisation from the FCA and/or PRA; and (iii) be carried on from an establishment in the UK.	MUS(EMEA) should also ensure that its security-based swap activities constitute the activities and/or business as defined/required in the applicable UK law provisions. By way of example, certain UK law provisions require that the activities must be "regulated activities" or "MiFID business". MUS(EMEA) would therefore need to ensure that its security-based swap activities constitute "regulated activities" or "MiFID business". MUS(EMEA) should review (i) each Securities Exchange Act (the "**Exchange Act**") rule (for which substituted compliance is being determined); and (ii) the relevant UK law rules to ensure that it satisfies the requirements set out in those rules. Please see in the table below the specific UK law requirements that MUS(EMEA) will need to comply with.
Memorandum of Understanding	The SEC must have a memorandum of understanding in place with the FCA, Bank of England and the PRA.	The SEC has entered into a Memorandum of Understanding with the FCA, Bank of England and PRA.
Notice to SEC	A Covered Entity wanting to rely on substituted compliance must give written notice of its intent to the SEC. The notice must: (i) be sent to the SEC in the manner specified by the SEC; (ii) include the contact information of an individual who can provide further information to the SEC; and (iii) identify each specific substituted compliance determination within the Order for which the Covered Entity intends to apply substituted compliance.	MUS(EMEA) must give notice to the SEC of its intent to apply substituted compliance. MUS(EMEA) does not need to apply all the substituted compliance determinations in the Order. MUS(EMEA) can therefore elect for which Exchange Act requirements, it will apply substituted compliance. Please note that certain determinations can be applied at a transaction level and others must be applied at entity-level. If MUS(EMEA) is prudentially regulated, it will be required to apply substituted compliance with respect to the SEC Rule 18a-8(c) and the requirements of SEC Rule 18a-8(h).

MUFG

	A Covered Entity that is prudentially regulated relying on the Order must apply substituted compliance with respect to SEC Rule 18a-8(c) and the requirements of SEC Rule 18a-8(h) as applied to SEC Rule 18a-8(c) (to which see paragraph 14 below).	

5. Example of CG traceability matrix:



Cleary_12_SBSD -
Trade Acknowledgem

MUFG